Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

http://www.daiichisankyo.co.jp/

Additional Payment Determined for the Transfer of All Zepharma Stocks

Tokyo, April 17, 2006 – DAIICHI SANKYO COMPANY, LIMITED (hereinafter “DAIICHI SANKYO”) announced the additional cash payment determined today of 12 billion yen to Tokyo-based Astellas Pharma Inc., headed by president Toichi Takenaka (hereinafter “Astellas”), in adjustment for the cash and cash-equivalent held by Zepharma Inc. (hereinafter “Zepharma”), a wholly owned subsidiary of Astellas.

On March 31, 2006, DAIICHI SANKYO and Astellas concluded an agreement for the transfer of all stocks in Zepharma. DAIICHI SANKYO acquired the stocks by making a cash payment to Astellas in the amount of 23.5 billion yen on April 13, 2006, in compensation for this stock transfer.

Zepharma is a Tokyo-based company headed by president Masaji Oe.